UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
    For the fiscal year ended December 31, 2022

OR

☐                                Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
     For the transition period from                 to

Commission File Number 001-34582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Northwest Bank 401(k) Plan
100 Liberty Street
Warren, Pennsylvania 16365

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Northwest Bancshares, Inc.
3 Easton Oval Suite 500
Columbus, Ohio 43219

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23    Consent of Independent Registered Public Accounting Firm.

Exhibit 99    Financial Statements as of and for the years ended December 31, 2022 and 2021 and Supplemental
Schedule as of December 31, 2022 for the Northwest Bank 401(k) Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST BANK 401(k) PLAN

Date:	June 21, 2023	By:	/s/ Kyle P. Kane
Kyle P. Kane
Executive Vice President, Chief Human Resources Officer